FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2002 PE 1-1-02

Research In Motion Limited

(Registrant's name)

295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Documents Included as Part of this Report

No.	**Document**
1.	Press Release dated January 22, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2002

RESEARCH IN MOTION LIMITED

By: ______________________

Dennis Kavelman
Chief Financial Officer

DOCUMENT 1

January 22, 2002

FOR IMMEDIATE RELEASE

RIM AND BUSINESS OBJECTS PARTNER TO BRING BUSINESS INTELLIGENCE SOLUTIONS TO MOBILE PROFESSIONALS

Industry Leading BI Applications From Business Objects Enable Faster Decision Making for BlackBerry Users

San Jose, Calif. and Waterloo, Canada – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSE: RIM), a world leader in the mobile communications market, and Business Objects (Nasdaq: BOBJ), the leading provider of business intelligence (BI) solutions, today announced an agreement to jointly integrate and develop mobile BI solutions for BlackBerry™. The first output of this alliance will be support for BUSINESSOBJECTS™ INFOVIEW Mobile 4.1 using BlackBerry Wireless Handhelds™.

"Today people are more mobile than ever before and rely on access to important corporate information to conduct their business," said Mark Tice, group vice president of global alliances for Business Objects. "Through personalized information, easy access to current data and comprehensive analytic capabilities, INFOVIEW Mobile 4.1 enables BlackBerry users to access, analyze, and share vital information to make better business decisions and stay in contact with their business wherever they are at anytime."

"Our expertise in enterprise wireless solutions combined with Business Objects BI technology is accelerating and expanding the availability of mobile business applications. Extending BI to the field will provide our joint customers with opportunities to increase revenue, decrease operational costs, and improve customer care," said Mark Guibert, Vice President, Brand Management at RIM. "This alliance will allow RIM to extend the core benefits of Business Objects BI solutions to BlackBerry, enabling fast and effective information analysis for mobile professionals."

The Business Objects/RIM alliance will focus on solutions that enable mobile professionals to access, analyze, and share key corporate information from their BlackBerry Wireless Handhelds. For example, sales professionals can access and analyze account information, territory sales figures and inventory notifications while they are away from their desk or out of the office. Integrated solutions from Business Objects and RIM will help companies to make faster and more fully informed decisions by optimizing the corporate information flow.

INFOVIEW Mobile 4.1, announced today, will include support for BlackBerry Wireless Handhelds™ (models 857/957). For detailed information about InfoView Mobile 4.1, see Business Objects January 22, 2002 press release, "Business Objects Continues Mobile Business Intelligence Evolution, Delivers BusinessObjects INFOVIEW Mobile 4.1."

About BlackBerry
Over 13,000 organizations across North America, with expansion beginning in Europe, have implemented the BlackBerry solution. Key Features of the BlackBerry wireless solution include:

- Advanced wireless handhelds - slim and lightweight with large screen, thumb-operated keyboard and trackwheel; embedded wireless modem (no external antenna needed), plus integrated email and organizer software.

- Single mailbox integration with corporate email systems - allows users to keep their existing email address and manage one single mailbox.

- Powerful email features - read, originate, forward, reply, delete or file messages using the wireless handheld (inbox and folders are synchronized between the wireless handheld and PC); user-selectable message filters allow user to control email flow.

- Full-featured connected organizer - includes calendar, address book, task list, memo pad, calculator and alarm; synchronizes with PC using docking cradle and Puma Technology's award-winning Intellisync™ software.

- 'Always On, Always Connected'® - designed to operate 24 hours per day while remaining connected to the wireless network to allow easy notification of incoming email; uses "push model" of email delivery; email automatically finds the user; no dialing-in; no initiating connections; no effort required.

- End-to-end security - email is encrypted using Triple DES and remains encrypted at all points between the PC (or server) and wireless handheld; meets strict corporate security guidelines for company-confidential information.

- BlackBerry Enterprise Server - enterprise server software provides centralized management and control with a scalable architecture.

- End-to-end solution - customers receive easy-to-use wireless handhelds, productive desktop utilities, innovative server software and nationwide airtime on a leading network in one completely integrated solution.

For more information on BlackBerry, visit www.blackberry.net.

About Research In Motion
Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including email, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless email solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario RIM operates offices in Canada, the United States and England. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSE: RIM). For more information, visit www.rim.net. Investors may contact investor_relations@rim.net. Customers may contact info@rim.net.

About Business Objects
Business Objects is the world's leading provider of business intelligence (BI) solutions. Business intelligence lets organizations access, analyze, and share information internally with employees and externally with customers, suppliers, and partners. It helps organizations improve operational efficiency, build profitable customer relationships, and develop differentiated product offerings.

The company's products include BusinessObjects 2000, the industry's leading integrated business intelligence toolset and platform; and BusinessObjects Analytics, an integrated suite of enterprise analytic applications.

Business Objects pioneered the modern BI industry in 1990 by inventing a patented "semantic layer" that insulates users from the complexity of databases. In 1995, the company was first to focus on enterprise-scale BI deployments and today supports customers with more than 20,000 users. The company moved aggressively to the internet in 1997 by pioneering the market for BI extranets, a market that it continues to lead today. In 2000, the company delivered the industry's first interactive mobile BI solution. Today, Business Objects continues to innovate, creating and delivering a unique vision for enterprise analytic applications.

Business Objects has more than 14,000 customers in over 80 countries. The company's stock is publicly traded under the ticker symbols NASDAQ: BOBJ and Euronext Paris (Sicovam code 12074). It is included in the SBF 120 and IT CAC 50 French stock market indexes. Business Objects can be reached at 408-953-6000 and www.businessobjects.com.

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Media Contact:

Rebecca Winter
Brodeur Worldwide for RIM
203.399.8241
rwinter@brodeur.com

Nikkol Nagle
Business Objects
408.953.6000
nikkol.nagle@businessobjects.com

Investor Contact:

RIM Investor Relations
519.888.7465
investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.